UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

L.B. Foster Company

(Exact name of registrant as specified in its charter)

Pennsylvania	000-10436	25-1324733
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

415 Holiday Drive, Pittsburgh, Pennsylvania	15220
(Address of principal executive offices)	(Zip Code)

Christopher T. Scanlon, (412)-928-3417

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2016.

Section 1 – Conflict Minerals Disclosure

Item 1.01 and 1.02 Conflict Minerals Disclosure and Report, Exhibit

Conflict Minerals Disclosure

A copy of L.B. Foster’s Conflict Minerals Report for the reporting period January 1, 2016 to December 31, 2016 is provided as Exhibit 1.01 hereto and is publicly available on our corporate website, http://www.lbfoster.com at http://phx.corporate-ir.net/phoenix.zhtml?c=73803&p=irol-sec as well as the Securities and Exchange Commission’s EDGAR database at http://www.sec.gov.

Section 2 – Exhibits

Item 2.01 Exhibits

The following exhibit is filed as part of this report:

Exhibit	Description

1.01	Conflict Minerals Report of L.B. Foster Company.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

L.B. FOSTER COMPANY
(Registrant)

Date: May 26, 2017	By:	/s/ Christopher T. Scanlon
Christopher T. Scanlon
Controller and Chief Accounting Officer

INDEX TO EXHIBITS

Exhibit Number	Description

1.01	Conflict Minerals Report dated May 26, 2017, of L.B. Foster Company.